October 9, 2015

VIA EDGAR

Ms. Melissa Raminpour

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navios Maritime Holdings Inc.

Form 20-F for the Year Ended December 31, 2014

Filed April 3, 2015

File No. 001-33311

Dear Ms. Raminpour:

Navios Maritime Holdings Inc. (the “Company”) hereby advises the staff of the Division of Corporate Finance (the “Staff”) that the Company has received the Staff’s letter dated September 30, 2015 relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (the “2014 Form 20-F”) that was filed with the United States Securities and Exchange Commission on April 3, 2015.The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response.

The Company respectfully requests an extension until October 28, 2015 to respond to the Comment Letter. Should you have any questions regarding the request made herein, please do not hesitate to contact me at (30) (210) 459-5000. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ George Achniotis
George Achniotis Chief Financial Officer

cc:	Melissa Gilmore, Securities and Exchange Commission

Vasiliki Papaefthymiou, Executive Vice President – Legal, Navios Maritime Holdings

Stuart Gelfond, Fried, Frank, Harris, Shriver & Jacobson LLP

Mark Hayek, Fried, Frank, Harris, Shriver & Jacobson LLP